Exhibit 99.2

Deloitte LLP Bay Adelaide East 8 Adelaide Street West Suite 200 Toronto ON M5H 0A9 Canada Tel: 416-601-6150 Fax: 416-601-6151 www.deloitte.ca

August 20, 2021

To

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

Northwest Territories Securities Office

Nunavut Securities Office

Office of the Superintendent of Securities (Yukon Territory)

Dear Sirs/Mesdames:

As required by subparagraph (5)(a)(ii) of section 4.11 of National Securities Instrument 51-102, we have reviewed the notice of change of auditor of GFL Environmental Inc. dated August 20, 2021 (the “Notice”) and, based on our knowledge of such information at this time, as it relates to us, we agree with statements 1, 4 and 5, and we have no basis to agree or disagree with statements 2 and 3 contained in the Notice.

Yours very truly,

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants